Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp.

(Commission File No. 001-39560)

Rocket Lab and Vector Acquisition Corporation to Participate in SPACInsider Webinar
on April 14, 2021 at 2pm ET

LONG BEACH, CA — April 13, 2021 – Rocket Lab USA, Inc. (“Rocket Lab” or “the Company”), a global leader in launch and space systems, and Vector Acquisition Corporation (Nasdaq: VACQ) (“Vector”), a special purpose acquisition company backed by leading technology investor Vector Capital, today announced that the two companies will participate in a webinar hosted by SPACInsider on Wednesday, April 14, 2021 at 2:00pm ET to discuss Rocket Lab and Vector’s proposed merger.

The webinar for this event can be accessed at: https://zoom.us/webinar/register/3216165207970/WN_PUcO1sDwQDSYCiUlXWFmhQ

Participants in the webinar will include:

●	Peter Beck, Chief Executive Officer and Founder of Rocket Lab

●	Adam Spice, Chief Financial Officer of Rocket Lab

●	Alex Slusky, CEO of Vector Acquisition Corporation and Founder & Chief Investment Officer of Vector Capital

Rocket Lab is the leading end-to-end space company transforming the way we access and use space. Founded in 2006, Rocket Lab delivers reliable satellites and spacecraft, launch services and on-orbit management solutions.

Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron and Neutron launch vehicles and Photon spacecraft platform. Since its first orbital launch in January 2018, Rocket Lab’s Electron launch vehicle has become the second most frequently launched U.S. rocket annually and has delivered more than 100 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications.

Rocket Lab operates two launch sites, including the world’s only private orbital launch site located in New Zealand, and a second launch site in Virginia, USA.

On March 1, 2021, Rocket Lab and Vector entered into a definitive merger agreement. Upon closing of the transaction, the combined company is expected to trade on the Nasdaq Global Market under the ticker symbol RKLB.

About Rocket Lab

As a global leader in launch and space systems, Rocket Lab is transforming space access. Founded in 2006, Rocket Lab provides end-to-end mission services that provide frequent and reliable access to space for civil, defense, and commercial markets. Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron and Neutron launch vehicles and Photon satellite platform. Since its first orbital launch in January 2018, Rocket Lab’s Electron launch vehicle has become the second most frequently launched U.S. rocket annually and has delivered more than 100 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications. Rocket Lab operates two launch sites, including the world’s only private orbital launch site located in New Zealand, and a second launch site in Virginia, USA. To learn more, visit www.rocketlabusa.com.

About Vector Acquisition Corporation

Vector Acquisition Corporation (Nasdaq: VACQ) is a blank check company led by veteran technology investor Alex Slusky. In addition to serving as CEO of Vector Acquisition Corporation, Mr. Slusky is Founder and Chief Investment Officer of Vector Capital, a private investment firm focused on the technology sector. He has more than 25 years of experience investing in and operating private and public technology companies as well a deep understanding of trends, market cycles, vertical expertise, and the proven ability to identify, diligence, structure, and transform technology businesses. The company leverages the full resources of Vector Capital to transform operations and accelerate growth of its target investments. For additional information, visit https://www.vectorcapital.com.

Forward-Looking Statements

This press release may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Vector’s, Rocket Lab’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Vector’s and Rocket Lab’s current expectations and beliefs concerning future developments and their potential effects on Vector, Rocket Lab or any successor entity of the transaction. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Vector’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by Vector’s shareholders, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the transaction on Rocket Lab’s business relationships, operating results and business generally, (v) risks that the transaction disrupts current plans and operations of Rocket Lab, (vi) changes in the competitive and highly regulated industries in which Rocket Lab operates, variations in operating performance across competitors and changes in laws and regulations affecting Rocket Lab’s business, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (viii) the risk of downturns in the commercial launch services, satellite and spacecraft industry. There can be no assurance that the future developments affecting Vector, Rocket Lab or any successor entity of the transaction will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Vector’s or Rocket Lab’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, Vector and Rocket Lab are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

This press release relates to a proposed transaction between Rocket Lab and Vector This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Vector and Rocket Lab intend to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Rocket Lab and Vector shareholders. Rocket Lab and Vector will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Rocket Lab and Vector are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rocket Lab and Vector through the website maintained by the SEC at www.sec.gov.

The documents filed by Vector with the SEC also may be obtained free of charge upon written request to Vector Acquisition Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The documents filed by Rocket Lab with the SEC also may be obtained free of charge upon written request to Rocket Lab USA, Inc., 3881 McGowen Street, Long Beach, CA 90808.

Participants in the Solicitation

Rocket Lab, Vector and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vector’s shareholders in connection with the proposed transaction. A list of the names of such directors, executive officers, other members of management, and employees, and information regarding their interests in the business combination will be contained in Vector’s filings with the SEC, including Vector’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020, which was filed with the SEC on November 16, 2020, and such information and names of Rocket Lab’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by Rocket Lab and Vector, which will include the proxy statement of Vector. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the registration statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

For downloadable assets, please visit: www.rocketlabusa.com/mediaimages

CONTACTS

Media

Rocket Lab

Morgan Bailey

media@rocketlabusa.com

Vector Acquisition Corporation

Nathaniel Garnick/Grace Cartwright

Gasthalter & Co.

(212) 257-4170

vector@gasthalter.com

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